Filed pursuant to Rule 433

Dated November 27, 2023

Relating to

Preliminary Prospectus Supplement dated November 27, 2023 to

Prospectus dated September 7, 2021

Registration Statement No. 333-259350

Packaging Corporation of America

$400,000,000 5.700% Senior Notes due 2033

Pricing Term Sheet

November 27, 2023

Issuer:	Packaging Corporation of America

Title of Securities:	5.700% Senior Notes due 2033

Aggregate Principal Amount:	$400,000,000

Pricing Date:	November 27, 2023

Settlement Date:

November 30, 2023 (T+3)

We expect that delivery of the notes will be made against payment therefor on or about November 30, 2023 which will be the third business day following the date of pricing of the notes, or “T+3”. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to two business days before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to two business days before the settlement date should consult their own advisors.

Maturity Date:	December 1, 2033

Coupon:	5.700%

Public Offering Price:	99.924% of the principal amount, plus accrued interest, if any, from the settlement date

Yield to Maturity:	5.710%

Benchmark Treasury:	4.500% US Treasury due November 15, 2033

Benchmark Treasury Price / Yield:	100-23 / 4.410%

Spread to Benchmark Treasury:	+130 basis points

Interest Payment Dates:	Semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2024

Interest Record Dates:	May 15 and November 15

Optional Redemption:	Prior to September 1, 2033, the greater of par and make-whole at a discount rate of US Treasury plus 20 basis points, plus accrued and unpaid interest to the date of redemption

On or after September 1, 2033, at par, plus accrued and unpaid interest to the date of redemption

Expected Ratings*:	Moody’s: Baa2 (stable) S&P: BBB (stable)

CUSIP / ISIN:	695156AX7 / US695156AX75

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Well Fargo Securities, LLC

Senior Co-Managers:	BofA Securities, Inc. Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC Siebert Williams Shank & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling (toll free) either of the representatives of the underwriters:

Deutsche Bank Securities Inc.	800-503-4611

Wells Fargo Securities, LLC	800-645-3751

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.